UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number

001-32663

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

iHEART MEDIA, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.

200 East Basse Road, Suite 100

San Antonio, Texas 78209

Telephone (210) 832-3700

iHeart Media, Inc. 401(k) Savings Plan

Table of Contents

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

iHeart Media, Inc. 401(k) Savings Plan

San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of the iHeart Media, Inc. 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the iHeart Media, Inc. 401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2015, non-exempt transactions for the year ended December 31, 2015, and delinquent participant contributions for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the iHeart Media, Inc. 401(k) Savings Plan financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

San Antonio, Texas

June 21, 2016

iHeart Media, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

Assets	2015	2014

Investments at Fair Value:
Plan interest in iHeart Media, Inc. Master Trust	$875,648,418	$891,560,580

Total investments, at fair value	875,648,418	891,560,580

Receivables:
Employer contributions	560,031	–
Participants’ contributions	1,773,246	–
Notes receivable from participants	15,363,646	15,137,376

Total receivables	17,696,923	15,137,376

Total assets	893,345,341	906,697,956

Net assets available for benefits	$893,345,341	$906,697,956

See Notes to Financial Statements

iHeart Media, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

Investment Income:
Plan interest in iHeart Media, Inc. Master Trust	$714,987

Interest income on notes receivable from participants	604,614

1,319,601

Contributions:
Employer	15,396,397
Participants	46,630,516
Rollovers	4,867,040

Total contributions	66,893,953

Total additions	68,213,554

Deductions
Benefits paid to participants	81,194,242
Administrative expenses	371,927

Total deductions	81,566,169

Net decrease	(13,352,615)

Net assets available for benefits, beginning of year	906,697,956

Net assets available for benefits, end of year	$893,345,341

See Notes to Financial Statements

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2015 and 2014

Note 1:    Description of Plan

The following description of the iHeartMedia, Inc. (Company or Plan Sponsor) iHeart Media, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all eligible employees of the Company. Employees become eligible to participate in the Plan after completing 90 days of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under Internal Revenue Service (IRS) rules and regulations. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $18,000 in 2015. The Plan sponsor limits the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes. For 2015, the qualified plan compensation limit was $265,000. Employees participating in the Plan who attained age 50 by December 31 are eligible to contribute an additional $6,000 in pre-tax “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized majority-owned subsidiary common stock fund (Clear Channel Outdoor Holdings, Inc.) and various registered investment funds.

Employer contributions to the Plan include matching contributions, currently in an amount equal to 50% of the first 5% of each participant’s voluntary contributions under the Plan. Additionally, elective contributions may be made annually at the discretion of the Plan sponsor’s Board of Directors. The employer matching contribution was $16,094,601 for the year ended December 31, 2015. No employer elective contributions were made for the year ended December 31, 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Plan sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant-directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the year ended December 31, 2015, $698,204 in forfeitures were used to reduce employer contributions. Unallocated forfeitures as of December 31, 2015 and 2014, were approximately $344,765 and $387,557, respectively.

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2015 and 2014

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan sponsor’s contributions is based on years of continuous service. A participant is 100% vested in the Plan sponsor’s contributions to the participant’s account after five years of credited service (or upon the death or disability of the participant or attainment of age 65).

Notes Receivable from Participants

Participants may borrow from $1,000 up to a maximum of the lesser of (i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or (ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate equal to 1% above the prime rate as reported in the Wall Street Journal for the last business day of the quarter preceding the calendar quarter in which the loan is processed unless such rate is not “reasonable” within the meaning of ERISA, in which case a reasonable rate of interest shall be used.

Rollovers

Rollovers represent transfers of eligible cash distributions from any other qualified plans through a direct transfer from such plan.

Payment of Benefits

On termination of employment, the Plan provides that benefits will be paid by a lump-sum distribution, a rollover or a combination of a lump-sum and rollover. Participants also may elect to receive all or part of their funds invested in the Clear Channel Outdoor Holdings, Inc. stock fund in the form of shares of Clear Channel Outdoor Holdings, Inc. Class A common stock, subject to Plan requirements. The Plan sponsor encourages terminated participants to review the distribution options available under the Plan.

The Plan sponsor may periodically distribute the funds of terminated participants who do not make a distribution election. If the vested account balance is $1,000 or less upon termination of employment, the funds will be distributed in the form of a lump-sum distribution unless the participant has elected to rollover the distribution. If the vested account balance is greater than $1,000 but less than $5,000 upon termination of employment, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the iHeart Media, Inc. Retirement Benefits Committee unless the participant has elected to receive the distribution in a lump-sum payment or as a direct rollover. For benefits over $5,000 upon termination of employment, participants may elect to have benefits paid by lump-sum distribution, remain in the Plan until the earlier of age 65 or death of the participant or rolled over into another qualified plan. Absent such an election, participants whose benefits exceed $5,000 upon termination of employment will receive a lump-sum payment as soon as administratively feasible after reaching age 65. Hardship withdrawals are available to Plan participants upon approval.

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2015 and 2014

Note 2:    Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s interest in the iHeart Media, Inc. Master Trust “(Master Trust)” is stated at fair value (see Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, in order to reduce complexity in employee benefit plan accounting. ASU 2015-12 Part II removes the requirement to disclose (1) individual investments that represent 5% or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type, although it will still be required to be presented in aggregate. Additionally, the amendments in ASU 2015-12 require that investments be grouped only by general type and that the disclosure of information about fair value measurements be provided by general type. Lastly, if an investment is measured using the net asset value per share practical expedient and that investment is in a fund that files a Department of Labor Form 5500, disclosure of that investment’s strategy will no longer be required. ASU 2015-12 Parts I and III are not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. ASU 2015-12 Part II is to be applied retrospectively. Management has elected to early adopt ASU 2015-12 Part II. Adoption of ASU 2015-12 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded as their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2015 and 2014

Note 3:    Plan Interest in iHeart Media, Inc. Master Trust

The Master Trust was established for the investment of assets of the Plan and other Company sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:

•	Clear Channel Outdoor Holdings, Inc. Class A common stock – quoted market price
•	Registered investment funds – net asset value of shares held

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Each participating plans’ interest in the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The proportionate interest of the Plan in the Master Trust at December 31, 2015 and 2014, was approximately 98.2% and 98.3%, respectively. The following table presents the fair values of the Master Trust at December 31, 2015 and 2014.

	2015	2014
Investments at Fair Value:
Clear Channel Outdoor Holdings, Inc. Class A common stock	$1,809,338	$2,938,736
Cash holdings	38,318	79,330
Registered investment funds	889,843,375	905,197,779

	$891,691,031	$908,215,845

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2015 and 2014

The Plan’s balance and percentage interest in each of the investment fund options of the Master Trust are as follows:

Investments at Fair Value	December 31, 2015	Percentage of Master Trust	December 31, 2014	Percentage of Master Trust
Fidelity Institutional Money Market	$45,650,391	98.41%	$41,892,839	98.40%
Fidelity Diversified International – Class K	63,040,486	98.20%	62,190,357	97.97%
Fidelity Growth Company Fund – Class K	84,656,008	97.41%	77,127,269	97.22%
Fidelity Low Priced Stock – Class K	59,163,032	97.85%	64,503,963	97.89%
Fidelity Freedom K Income	7,925,852	97.50%	9,163,998	97.85%
Fidelity Freedom K 2010	44,508,044	98.53%	48,318,259	98.55%
Fidelity Freedom K 2020	47,859,399	96.45%	46,289,493	96.76%
Fidelity Freedom K 2030	59,404,078	97.91%	55,477,878	97.93%
Fidelity Freedom K 2040	43,680,030	97.67%	38,853,232	97.60%
Fidelity Freedom K 2050	22,367,530	98.15%	17,296,169	98.16%
Spartan 500 Index	153,824,754	98.25%	160,314,034	97.97%
Spartan Extended Market Index	86,837,491	99.18%	–	–
Pimco Total Return Institutional	–	00.00%	65,388,824	98.50%
Prudential Total Return Bond	62,378,537	98.68%	–	–
MSIF Mid Cap Growth Index	–	–	73,918,461	99.35%
Vanguard Mid Cap Value Index	–	–	26,831,498	98.91%
T. Rowe Price Institutional Large Cap Value	54,699,565	99.35%	60,892,661	99.40%
Goldman Sachs Small Cap Value Institutional	20,019,847	98.83%	21,998,315	98.55%
Voya Small Cap Opportunity	17,785,718	98.10%	18,085,264	97.84%
Clear Channel Outdoor Stock Fund (unitized*)	1,847,656	100%	3,018,066	100%
	$875,648,418		$891,560,580
*	A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2015 and 2014

The following table presents the investment income (loss) of the Master Trust for the year ended December 31, 2015.

Investment income (loss)
Net depreciation in fair value of investments	$(35,000,178)
Interest and dividends	35,885,444

$885,266

Note 4:    Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include: (i) Common stocks, which are valued at the closing price reported on the active market on which the individual securities are traded; and (ii) Registered investment funds, which are valued at the quoted net asset value (NAV) of shares held by the Plan at year-end There are no Level 2 or 3 securities held by the Plan.

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2015 and 2014

Recurring measurements

The following tables present the fair value measurements of assets recognized in the Master Trust measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

		2015 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds	$889,843,375	$889,843,375
Common stock	1,809,338	1,809,338
Cash holdings	38,318	38,318	–	–

Total assets at fair value	$891,691,031	$891,691,031	$–	$–

There have been no significant changes in the valuation techniques during the year December 31, 2015. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

		2014 Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds	$905,197,779	$905,197,779
Common stock	2,938,736	2,938,736
Cash holdings	79,330	79,330	–	–

Total assets at fair value	$908,215,845	$908,215,845	$–	$–

iHeart Media, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Note 5:    Related Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a non-registered fund comprised of the underlying Class A common stock of a majority-owned subsidiary (Clear Channel Outdoor Holdings, Inc.) and a short-term cash component.

The Plan sponsor paid no professional fees related to the Plan for the year ended December 31, 2015.

Note 6:    Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.

Note 7:    Tax Status

The IRS has determined and informed the Plan sponsor by a letter dated March 21, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore, the related trust is exempt from taxation. Prior to receiving the March 21, 2016 Determination Letter for the 2014 Plan Restatement, a 2015 Plan Restatement was executed. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 8:    Risk and Uncertainties

The Master Trust invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULES

iHeart Media, Inc. 401(k) Savings Plan

Schedule G, Part III – Schedule of Non-exempt Transactions

EIN:  74-1787539  PN 001

December 31, 2015

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party in Interest	(c) Description of Transactions	(i) Current Value of Asset*
iHeart Communications, Inc.	Employer/Plan Sponsor	Ineligible expenses	$ 6,042

*	Columns (d) through (h) and (j) are not shown as they are not applicable

**	Amount represents the aggregate amount of ineligible expenses paid by the Plan during 2014 and 2015. The Employer/Plan Sponsor has reimbursed the Plan for the amount of the ineligible expenses plus the lost earnings. The Employer/Plan Sponsor has filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

iHeart Media, Inc. 401(k) Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN:  74-1787539  PN 001

December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitutes Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late Participant Loan Repayments are included: __	Contributions Not Corrected:	Contributions Corrected Outside VFCP:	Contributions Pending Correction in VFCP
$	$	$ 1,221*	$	$

*	Represents delinquent contributions from various 2015 pay periods. The Employer transmitted lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2016.

iHeart Media, Inc. 401(k) Savings Plan

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

EIN:  74-1787539  PN 001

December 31, 2015

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity, rate of interest, collateral, par or maturity value	Current Value

*	Notes Receivable from Participants	Various due dates with interest rates between 4.25% - 9.25%	$15,363,646

			$15,363,646

*	Denotes party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IHEART MEDIA, INC. 401(K) SAVINGS PLAN

Date: June 21, 2016	By:	/s/ Michael Perkins
Michael Perkins
Chairman, Retirement Benefits Committee

EXHIBIT INDEX

Exhibit	Description

23.1*	Consent of Ernst & Young LLP

*	Filed herewith.